Contact

www.linkedin.com/in/jakewhitlock24 (LinkedIn)

Top Skills

Business Ownership
Start-up Ventures
Start-up Leadership

Certifications

ASA 104 - Offshore Cruising Certification
Project Management Professional (PMP)
Erosion and Sediment Control - RP Certification
Solar Photovoltaic Certification
OSHA 30-Hour

Jake Whitlock

Project Management & Operations | Technical Solutions | Client Success | PMP
Boise Metropolitan Area

Summary

As the founder of Clubhound in Garden City, Idaho, I built a membership-based dog park and social venue from the ground up—transforming over 105,000 square feet into a vibrant community space featuring a craft beer and coffee bar, rotating food trucks, and a fully supervised off-leash dog area. Within four months, Clubhound became profitable and continues to grow with a strong operations team in place.

With the business now running independently, I'm exploring new opportunities where I can bring my experience in technical sales, project management, and business development to innovative teams. I'm especially drawn to roles that blend strategic thinking with hands-on execution—whether in tech, SaaS, or emerging markets.

If you're building something bold and looking for someone who thrives at the intersection of product, sales, and execution, I'd love to connect.

If you're interested in learning more about our journey or exploring potential collaborations, feel free to connect with me.

Experience

Clubhound

2 years 7 months

Strategic Advisor

June 2025 - Present (2 months)
Boise, Idaho, United States

Provide high-level strategic input and long-term vision for growth, branding, and expansion. Serve as a passive equity partner while supporting leadership in key decision-making when needed.

Founder

January 2023 - June 2025 (2 years 6 months)
Boise, Idaho, United States

As the founder of Clubhound in Garden City, Idaho, I recognized a need for a space where dogs and their owners could both enjoy quality time. This led to the creation of a unique, membership-based dog park that offers amenities for both pets and humans.

At Clubhound, we've transformed over 105,000 square feet into a haven featuring a hip beer and coffee bar, rotating food trucks, and, most importantly, a vast dog-friendly area.
FACEBOOK.COM
Our venue is designed to foster community engagement, offering a café workspace, social events, and a supervised off-leash play area for dogs.

Our mission is to provide a space where the Boise community can come together, all while keeping their pups in mind.

If you're interested in learning more about our journey or exploring potential collaborations, feel free to connect with me.

VU Custom
1 year 2 months

Technical Project Manager
December 2021 - August 2022 (9 months)
United States

Vu Custom (www.vucustom.com) is a private equity backed, vertically integrated software and services firm that offers a platform and related consulting, production, and order management services to enable quality brands to offer unique custom product solutions.
Responsible for all aspects of project management and coordination including scope, timeline, issue resolution/escalation, and change request management. Participates in establishing practices, templates, policies, tools, and partnerships to expand and mature these capabilities for the organization.

Business Development Representative
July 2021 - December 2021 (6 months)
Boise, Idaho, United States

Enabling Brands to Build, Manage & Expand Market Leading Customization Programs, Powered by Our Proprietary Software.

We at JTB Custom specialize in all things personalization, decoration and mass customization through our full-suite of consulting and production services as well as our proprietary front-end configuration and order management software, all in one powerful package.

CED Greentech
Account Manager/Project Manager
March 2019 - March 2020 (1 year 1 month)

Proactive customer account management: Account/Project Manager will be assigned specific customer accounts and will be accountable for those customers having a consistently positive experience with Company every day. Create processes and strategies to help customers stay organized and informed, and to make it easy for the customers to provide forecasting for their upcoming needs.
Write up customer orders, engage in pricing and availability discussions.

AccessPoint ATM
Project Manager
January 2018 - May 2019 (1 year 5 months)

Responsible for initial business model concept, securing financing, and building a sales development program.
Implemented all aspects of project management and coordination for commercial ATM installation and services including Scope, Change issues, procurement, and issue resolution.

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Education

Boise State University
Master of Business Administration - MBA, Cyber Operations · (December 2024 - January 2026)

City University of Seattle
Project Management, Business Administration and Management · (2017 - 2020)

The Community School
· (September 2012 - June 2015)